

April 19, 2012

Via E-mail
Mr. Larry D. Young
Chief Executive Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

> **Re:** **Dr Pepper Snapple Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-33829**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Notes to Audited Consolidated Financial Statements, page 56

6. Goodwill and Other Intangible Assets, page 66

1. We note your disclosures indicating that you did not recalculate the fair values for your annual impairment test of your goodwill, brands and distribution rights and utilized a carry forward approach in determining whether these assets were impaired during 2011. Although the carry forward approach is allowed to test goodwill for impairment under the provisions of FASB ASC 350-20-35-29, we do not see how this approach can be applied

to the determination of impairment of your brands and distribution rights. In addition, we note that your impairment tests of your indefinite lived intangibles should not be performed using a two step approach as this approach is specific to the testing of goodwill impairment only. Your disclosure states that one of the reasons you did not recalculate the fair values of goodwill, brands or distribution rights is because the fair value of these assets exceeded their carrying amounts by a substantial margin. Please quantify this margin and confirm in the future you will perform your impairment tests of your indefinite lived intangible assets consistent with FASB ASC 350-30-35-18 through 35-20.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining